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        March 6, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso

      RE: Comment Letter dated February 18, 2009
      Tyco Electronics Ltd.
      Form S-4 filed on January 23, 2009
      File No. 333-156927

Dear Mr. Mancuso:

As discussed with the staff of the Securities and Exchange Commission (the "Staff"), this letter responds to two of the comments contained in a letter to Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") dated February 18, 2009 (the "Comment Letter"). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in boldfaced print below.

Form S-4 Facing Page

1.
We note the asterisk that you have included in disclosure regarding your jurisdiction of incorporation.

•
Please clarify whether you are registering the offer and sale of shares of a Bermuda entity or shares of a Swiss entity.

•
If you are registering the shares of a Swiss entity, please tell us why the Swiss entity is not the registrant.

•
If you believe that there is no difference between the Bermuda entity and the Swiss entity, please provide us with an opinion of Swiss counsel that addresses whether Swiss law treats the Swiss entity for all purposes as the same legal entity that was incorporated in Bermuda. If Swiss law treats the company as the same legal entity, please ask counsel to address in its opinion whether new securities are being issued under Swiss law when the entity continues to Switzerland. Also provide us an opinion of counsel that addresses whether

    Bermuda law permits an entity incorporated in Bermuda to offer and sell equity interests in itself that are governed by Swiss law.

  In response to the Staff's comment, we have provided supplementally an opinion from Baer & Karrer, our Swiss counsel, to the effect that (i) upon the effectiveness of the continuation of Tyco Electronics Ltd. from Bermuda into Switzerland (the "Swiss Continuation"), Swiss law will treat Tyco Electronics Ltd. as the same legal entity that was incorporated in Bermuda; and (ii) the Swiss Continuation will not involve an offer or sale of shares in the Company for consideration (see Attachment A).

  We have not provided an opinion of Bermuda counsel regarding whether Bermuda law permits an entity incorporated in Bermuda to offer and sell equity interests in itself that are governed by Swiss law because that is not occurring in this transaction. No new securities are being offered and sold for consideration. We recognize that if the transaction were to be approved by shareholders, the shares they hold when the Swiss Continuation becomes effective—which will be the same shares they held before the effectiveness of the Swiss Continuation—could be considered sufficiently different to be "new" securities under the Securities Act of 1933, as amended, because of the changes in governing law and organizational documents. However, to the extent these outstanding shares constitute "new" securities, they do not exist as such at any time while the Company is incorporated in Bermuda. Instead, they will exist only when and if the transaction is approved by shareholders, various other steps required by Swiss and Bermuda law are undertaken and the Bermuda entity has continued to Switzerland and become a Swiss entity.

  We note two recent precedents on file with the Commission, ACE Limited and Tyco International Ltd., which have been structured in the same manner as we have structured our transaction.

What proposals are being presented, page 2

3.
Where (1) the transaction involves changes from your current charter or bylaws, and (2) Bermuda law, securities exchange listing standards, or your current charter or by-laws would require shareholder approval of the proposed changes if they were standing on their own, please present each such material change as a separate proposal. We note, for example, changes mentioned in your disclosure beginning on page 68 that you currently do not present as separate proposals.

  We note that the approach we took at the outset in the Registration Statement is consistent with the two recent precedent transactions filed with the Commission by ACE Limited and Tyco International Ltd., and that Tyco International's articles have essentially the same provisions that we will be unbundling in response to the Staff's comment.

  In response to the Staff's comment, we will revise the discussion of the proposals to present as separate proposals the following proposed provisions reflecting differences between the Company's current Bye-laws and the new Swiss Articles that do not fall into any of the categories discussed below:

  •
  to approve a provision of our new Swiss Articles which will provide that (i) subject to certain exemptions, no person shall be registered as a shareholder with voting rights for 15% or more of the share capital as recorded in the commercial register and (ii) no shareholder may cast votes at a general meeting of shareholders in excess of 15% of the registered share capital.

  •
  to approve a provision of our new Swiss Articles which will provide that an affirmative vote of at least two-thirds of the share votes represented and an absolute majority of the par value of the share votes represented is required to approve any alteration or amendment of certain provisions of the articles involving registration, transfer and voting restrictions and supermajority voting in relation to those provisions.

  The other provisions of our new Swiss Articles will not be separately presented because they fall into one of the following categories: (i) provisions that are substantially similar to provisions in the Company's current Bye-laws; (ii) provisions that make immaterial changes to the provisions in the Company's current Bye-laws; (iii) provisions that reflect the Swiss law that will apply if the Swiss Continuation and related organizational proposals are approved regardless of whether these requirements of Swiss law are or are not reflected in the Company's articles (e.g., certain supermajority voting provisions other than the provisions separately presented above); and (iv) provisions that provide greater rights to shareholders than are provided in the Company's current Bye-laws (e.g., provisions providing shareholders with the ability to approve dividends and capital distributions and provisions permitting shareholders to have preemptive rights unless withdrawn by the Board in certain circumstances).

*    *    *

        Please direct any questions concerning this letter to our counsel P.J. Himelfarb (by telephone at (202) 682-7197 or by facsimile at (202) 857-0940) or Ellen J. Odoner (by telephone at (212) 310-8438 or by facsimile at (212) 310-8007).

Very truly yours,
/s/ ROBERT A. SCOTT Robert A. Scott Executive Vice President and General Counsel Tyco Electronics Ltd.

cc:
Harold G. Barksdale, Tyco Electronics Ltd.
Patricia E. Knese, Tyco Electronics Ltd.
Ellen J. Odoner, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP

 Attachment A

Tyco Electronics Ltd
96 Pitts Bay Road
Second Floor
Pembroke HM 08
Bermuda

Zurich, 5 March 2009

Dear Sir or Madam

We have acted as special Swiss counsel to Tyco Electronics Ltd., a Bermuda exempted company limited by shares (the "Company"), in connection with the proposed continuation of the Company as a Swiss company pursuant to a continuation procedure under Bermuda and Swiss law, whereby the Company effects a discontinuation from Bermuda as a Bermuda exempted company limited by shares and a continuation as a Swiss corporation (Aktiengesellschaft) under the laws of Switzerland (the "Continuation").

1.
For purposes of our opinion, we have assumed that:

(a)
prior to the registration of the Company in the Commercial Register of the Canton of Schaffhausen in Switzerland (the "Effective Time"), the Company will be duly incorporated and validly existing and in good standing under the laws of the Bermuda;

(b)
all requirements and conditions under the laws of Switzerland, including those on domicile transfers of foreign entities into Switzerland, Bermuda law and the laws of any other jurisdiction will have been duly complied with at the time of the registration of the Company in the Commercial Register of the Canton of Schaffhausen in Switzerland;

  (c)
  the shares in the Company will be deemed duly authorized, validly issued and fully paid under the laws of Switzerland and Bermuda;

  (d)
  prior to and at the Effective Time, the Company will have full corporate power and authority to continue to Switzerland under its memorandum and bye-laws pursuant to the procedures set forth in Article 161 of the Swiss Federal Code on Private International Law;

  (e)
  the Continuation will be validly authorized by all necessary corporate action of the Company as required under Bermuda law and Swiss law and the Company's memorandum and articles of association;

  (f)
  all necessary action will be taken under Bermuda and Swiss law to authorize the Continuation;

  (g)
  the Company will file all notices, reports, documents or other information required to be filed by it pursuant to, and will obtain any and all authorizations, approvals, orders, consents, licenses, certificates, permits, registrations or qualifications required to be obtained under, and will otherwise comply with all requirements of, Swiss and Bermuda law in connection with the consummation of the Continuation, including, without limitation the registration of the Company in the Commercial Register of the Canton of Schaffhausen; and

  (h)
  no bankruptcy, reorganization, liquidation or similar proceedings will be initiated or pending against the company.

2.
Based on the foregoing, and in reliance thereon, and subject to the qualifications, assumptions and exceptions set forth herein, we are of the opinion that

(a)
under Swiss law, upon the effectiveness of the Continuation, the Company will be treated as the same legal entity that was incorporated in Bermuda prior to the effectiveness of the Continuation (change of domicile of the Company while keeping its identity; identitätswahrende Sitzverlegung); and

(b)
the Continuation will not involve an offer or sale of shares in the Company for consideration.

3.
The opinion set forth herein is limited to the matters specifically addressed herein, and no other opinion or opinions are expressed or may be implied or inferred. No investigation of facts has been made.

We do not express, or purport to express, any opinion with respect to the laws of any jurisdiction other than Switzerland.

We assume no obligation to advise you of any changes to this opinion that may come to our attention after the date hereof.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original Swiss language; the concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions; this opinion may, therefore, only be relied upon under the express condition that any issues of interpretation or liability arising hereunder will be governed by Swiss law and be brought before a Swiss court.

Yours faithfully

/s/ Ralph Malacrida

Bär & Karrer AG

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  Attachment A